SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. ___)
_______________________

CENTURY PROPERTIES FUND XIII
(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class
 of Securities)

NONE
(CUSIP Number of Class
 of Securities)
_______________________

Michael L. Ashner
MRI/CPF L.L.C.
100 Jericho Quadrangle
Suite 214
Jericho, New York  11735-2717
(516) 822-0022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement . [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

                                                     Page 1 of 9

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

__________________________________________________________________
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         MRI/CPF L.L.C.
__________________________________________________________________
2.  Check the Appropriate Box if a Member of a Group*

                                                         (a)  [  ]

                                                         (b)  [  ]
__________________________________________________________________
3.  SEC Use Only



__________________________________________________________________
4.  Sources of Funds*

         WC;AF
__________________________________________________________________
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                                              [  ]
__________________________________________________________________
6.	Citizenship or Place of Organization

         Delaware
__________________________________________________________________
Number         7.  Sole Voting Power            18,179.931 Units
of                 ______________________________________________
Shares         8.  Shared Voting Power          130 Units
Beneficially       ______________________________________________
Owned by Each  9.  Sole Dispositive Power       18,179.931 Units
Reporting          ______________________________________________
Person With   10.  Shared Dispositive Power     130 Units
__________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         18,309.931 Units

__________________________________________________________________
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
                                                               [  ]
__________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

         48.2%

__________________________________________________________________
14.  Type of Reporting Person*

         OO
__________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1.     Security and Issuer.

     This statement on Schedule 13D relates to units of limited partnership interest ("Units") of Century Properties Fund XIII (the "Issuer"), a California limited partnership. The principal executive offices of the Issuer are located at One Insignia Financial Plaza, Greenville, SC 29602.

     Item 2.     Identity and Background.

     This statement is being filed by MRI/CPF L.L.C. ("MRI/CPF"), a Delaware limited liability company. The members of MRI/CPF (collectively, the "Members") are Michael Ashner, Arthur Queler, Dogwood Associates ("Dogwood"), and AP-NPI III, L.P. ("AP"). Dogwood is a general partnership, the general partners of which are Martin Lifton, Steven Lifton, G. Bruce Lifton and Judie Lifton. AP is a Delaware limited partnership, the general partner of which is AP-NPI Operating Corporation III ("AP Operating"), a Delaware corporation and wholly-owned subsidiary of Apollo Real Estate Advisors, L.P. ("AREA"). AREA is a Delaware limited partnership, the general partner of which is Apollo Real Estate Management, Inc. ("AREM"), a Delaware corporation. The executive officers and directors of AP Operating are John J. Hannan, Michael Weiner, W. Edward Scheetz, Lee Neibart and Ronald Kravit. The executive officers and directors of AREM are Leon D. Black, John J. Hannan and William Mack. The Members, the general partners of partnership Members, AREA, AREM and the executive officers and directors of AP Operating and AREM are collectively referred to herein as the "Instruction C Persons". As set forth in Item 5 below, QAL II Associates and QALA III Associates (the "Affiliated Holders"), affiliates of certain Instruction C Persons, also own Units.

     The principal business of each of MRI/CPF and Dogwood is investing in limited partnership units. The principal business and principal office address of MRI/CPF, Dogwood and Mr. Ashner is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753. Mr. Queler's business address is 5665 Northside Drive N.W., Atlanta, GA 30328. The principal business of AP is to invest in MRI/CPF; the principal business of AP Operating is to serve as general partner of AP; the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments; and the principal business of AREM is to serve as general partner of AREA. The principal business and principal office address of each of AP, AP Operating, AREA and AREM is c/o Apollo Real Estate Advisors, L.P., 1301 Avenue of the Americas, New York, NY 10019. Additional information for all individual Instruction C Persons, each of which is a United States citizen, is set forth on Schedule 1 hereto. Each Affiliated Holder is a general partnership with the principal business of investing in limited partnership units. The principal business and principal office address of each Affiliated Holder is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753.

     During the past five years, neither MRI/CPF, any Instruction C Person nor either Affiliated Holder has been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.     Source and Amount of Funds or Other
Consideration.

     On January 19, 1996, MRI/CPF purchased from DeForest
Ventures I L.P. in a privately negotiated transaction an aggregate of 18,179.931 Units for an aggregate purchase price of $7,804,098.98, which amount was obtained from MRI/CPF's working capital.

     Item 4.     Purpose of Transaction.

     MRI/CPF purchased the Units owned by it for investment purposes. MRI/CPF does not have any plans or proposals which relate to or would result in any of the subjects covered by paragraphs (a) through (j) of Item 4. MRI/CPF reserves the right to acquire additional Units, to dispose of Units owned by it, or to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable in light of general investment policies, market conditions and other factors.

     Item 5.  Interest and Securities of the Issuer.

     (a) MRI/CPF owns 18,179.931 Units, approximately 47.9% of the total amount outstanding. In addition, the Affiliated
Holders own the number of Units set forth opposite their name:

          Affiliated Holder          Units

          QAL II Associates           80
          QALA III Associates         50

MRI/CPF, as a result of its affiliation with the Affiliated Holders, may be deemed to beneficially own an aggregate of 18,309.931 Units, approximately 48.2% of the total amount outstanding. For additional information with respect to the Affiliated Holders, see Item 2 above. Pursuant to Rule 13d-4 of the Act, each Instruction C Person disclaims beneficial ownership of the Units owned by MRI/CPF and the filing of this statement shall not be construed as an admission that such person is, for purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of such Units.


     (b) MRI/CPF has the sole power to vote and dispose of the 18,179.931 Units owned by it. In addition, as a result of its affiliation with the Affiliated Holders, MRI/CPF may be deemed to have shared voting and dispositive power over the Units owned by the Affiliated Holders.

     (c)  See Item 3.

     (d)  Not applicable.

     (e)  Not applicable.

     Item 6.     Contracts, Arrangements, Understandings or
Relationships With Respect to the Securities of the Issuer.

     Pursuant to an agreement (the "Insignia Agreement"), dated as of January 19, 1996, between MRI/CPF, the Affiliated Holders and Insignia Financial Group, Inc. ("Insignia"), under certain circumstances, MRI/CPF has the right to require Insignia to purchase the Units owned by MRI/CPF and the Affiliated Holders for a purchase price based on a formula set forth in the Insignia Agreement.


     Item 7.     Materials to be Filed as Exhibits.

          (a)  Agreement, dated as of January 19, 1996, between
MRI/CPF, the Affiliated Holders and Insignia Financial Group,
Inc.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 30, 1996          MRI/CPF L.L.C.

                                MEMBER: Michael L. Ashner

                                By: /s/ Michael L. Ashner
                                    Michael L. Ashner


                                MEMBER: Arthur N. Queler

                                By: /s/ Arthur N. Queler
                                    Arthur N. Queler, Member


                                MEMBER: Dogwood Associates

                                By: /s/ Martin Lifton
                                    General Partner


                                MEMBER: AP-NPI III, L.P.

                                By: AP-NPI Operating
                                    Corporation III,
                                    General Partner

                                By: /s/ Michael Weiner
                                    Vice President





                                                       Schedule 1

                                 Individual Instruction C Persons

     Michael L. Ashner. Mr. Ashner's current principal occupation is to serve as Chief Executive Officer of Winthrop
Financial Associates, a limited partnership ("Winthrop"), a real estate investment firm. Winthrop's principal business address is One International Place, Boston, MA 02110.

     Leon D. Black. Mr. Black's current principal occupation is to serve as an executive officer and director of each of Apollo Capital Management, Inc. ("Apollo Capital") and Lion Capital Management, Inc. ("Lion Capital"). The business address for such entities is c/o Apollo Real Estate Advisors, L.P., 1301 Avenue of the Americas, New York, NY 10019. Mr. Black is also a founding principal of Apollo Advisors, L.P. ("Apollo Advisors"), AREA and Lion Advisors, L.P. ("Lion Advisors").

     John J. Hannan. Mr. Hannan's current principal occupation is to serve as an executive officer and director of each of Apollo Capital and Lion Capital. The business address for such entities is c/o Apollo Real Estate Advisors, L.P., 1301 Avenue of the Americas, New York, NY 10019. Mr. Hannan is also a founding principal of Apollo Advisors, AREA and Lion Advisors.

     William Mack. Mr. Mack's current principal occupation is to serve as a consultant to Apollo Advisors and as a principal of AREA. The business address for such entities is c/o Apollo Real Estate Advisors, L.P., 1301 Avenue of the Americas, New York, NY 10019.

     W. Edward Scheetz. Mr. Scheetz' current principal occupation is to serve as a Vice President of AREM. Mr. Scheetz also directs portfolio management for AREA and directs the investment activates of Apollo Real Estate Investment Fund, L.P. ("AREIF"). The business address for such entities is c/o Apollo Real Estate Advisors, L.P., 1301 Avenue of the Americas, New York, NY 10019.

     Michael Weiner. Mr. Weiner's current principal occupation is to serve as General Counsel to AREM, AREA, AREIF, Apollo Advisors and Lion Advisors. Mr. Weiner is also a Vice President of AREM. The business address for such entities is c/o Apollo Real Estate Advisors, L.P., 1301 Avenue of the Americas, New York, NY 10019.

     Lee Neibart. Mr. Neibart's current principal occupation is to serve as a Vice President of AREM. Mr. Neibart also directs portfolio management for AREA. The business address for such entities is c/o Apollo Real Estate Advisors, L.P., 1301 Avenue of the Americas, New York, NY 10019.

     Ronald Kravit. Mr. Kravit's current principal occupation is to serve as a Vice President of Real Estate Acquisitions of AREA and AREIF. The business address for such entities is c/o Apollo Real Estate Advisors, L.P., 1301 Avenue of the Americas, New York, NY 10019.

     Martin Lifton. Mr. Lifton's current principal occupation is to serve as Chairman and President of The Lifton Company ("TLC"), a real estate investment firm. TLC's principal business address is 100 Jericho Quadrangle, Suite 214, Jericho, NY 11753.

     Arthur N. Queler. Mr. Queler is currently an independent consultant. Mr. Queler's principal business address is 5665
Northside Drive N.W., Atlanta, GA 30328.

     Steven Lifton.   Mr. Lifton's current principal occupation
is to serve as a Senior Vice President of TLC. TLC's principal business address is 100 Jericho Quadrangle, Suite 214, Jericho, NY 11753. Mr. Lifton is a son of Martin Lifton and a brother of
G. Bruce Lifton and Judie Lifton.

     G. Bruce Lifton. Mr. Lifton's current principal occupation is to serve as a Vice President of TLC. TLC's principal business address is 100 Jericho Quadrangle, Suite 214, Jericho, NY 11753. Mr. Lifton is a son of Martin Lifton and the brother of Steven Lifton and Judie Lifton.

     Judie Lifton. Ms. Lifton's current principal occupation is an attorney in New York City. Ms. Lifton's business address is c/o The Lifton Company, 100 Jericho Quadrangle, Suite 214, Jericho, NY 11753. Ms. Lifton is the daughter of Martin Lifton and the sister of Steven Lifton and G. Bruce Lifton.




                                                       Exhibit A




     AGREEMENT, dated as of January __, 1996, between MRI/CPF
L.L.C. ("LLC"), QAL II ("QAL") and QALA III ("QALA") and INSIGNIA
FINANCIAL GROUP, INC. ("Insignia").

                      W I T N E S S E T H:

     WHEREAS: 1. LLC, QAL and QALA collectively own 18,309.931 limited partnership units (the "Units") in Century Properties
Fund XIII (the "Partnership").

     2. Exeter Capital Corporation (the "Company"), an affiliate of LLC, has agreed to perform certain property disposition services for the Partnership with respect to the properties (the "Properties") owned by the Partnership described in Schedule A hereto pursuant to the terms of a Disposition Services Agreement (the "Disposition Agreement"), dated the date hereof, between the Partnership and the Company.

     3. An affiliate of Insignia controls the general partner of the Partnership and has authority with respect to the sale of the Properties.

     4. The parties hereto are desirous of making certain arrangements in the event that the Properties are not sold pursuant to the Disposition Agreement or the Disposition
Agreement is terminated.

     NOW, THEREFORE, the parties hereto hereby agree as follows:

     FIRST: A. Pursuant to the provisions of the Disposition Agreement, the Partnership may, from time to time, be given the opportunity to enter into contracts (the "Proposed Contracts") providing for the disposition of one or more of the Properties. In the event that, pursuant to the provisions of Article FIRST of the Disposition Agreement, the Partnership delivers a notice (a "Rejection Notice") electing not to enter into any such Proposed Contract, Insignia shall be obligated to pay to LLC, QAL and QALA, in cash, within 30 days following the delivery of the Rejection Notice by the Partnership, an amount equal to the Specified Purchase Price (as hereunder defined); provided, however, that Insignia shall not be required to pay the Specified Purchase Price to LLC, QAL and QALA if the Partnership delivered the Rejection Notice because of its inability to consummate the transactions contemplated by the Proposed Contract(s) due to the issuance of a court order restraining or preventing the consummation of such transactions. "Specified Purchase Price", as used herein, shall mean the respective amounts which would be distributable by the Partnership to each of LLC, QAL and QALA if the Property which was the subject of the Rejection Notice (the "Rejected Property") had been sold for the price in the Proposed Contract and the Partnership had distributed to the limited partners of the Partnership all of the net proceeds of such sale. The net proceeds of a sale for purposes of this Article FIRST, as well as Article SECOND hereof, shall be deemed to be the purchase price provided in the Proposed Contract (or, in the case of Article SECOND hereof, the "Appraised Value" referred to therein) reduced by the outstanding balance (including prepayment penalties and fees, if any, and equity kickers or other participations, if any) on any existing mortgage on such property and further reduced by three percent (3%) of such purchase price or Appraised Value.

     B. If LLC, QAL or QALA receives any payment of the Specified Purchase Price from Insignia pursuant to part A of this Article FIRST, it shall assign and agree to pay over to Insignia the aggregate of any and all distributions (the "Rejected Property Distributions") subsequently received by it from the Partnership on account of (i) any sale or refinancing of the Rejected Property and (ii) the operations of the Rejected Property. The portion of any distribution attributable to the operations of a Rejected Property shall be determined based on the Net Operating Cash Flow (as hereinafter defined) of such Rejected Property relative to the Net Operating Cash Flow of the Properties, as a whole. As used herein, "Net Operating Cash Flow" shall mean the total revenues generated by the subject property or properties less the sum of (i) all operating expenses related thereto, (ii) debt service expenses related thereto,
(iii) all capital expenditures relating thereto (including all leasing commissions and tenant improvements) and (iv) a pro rata portion of the expenses of the Partnership, except that no deduction shall be made for expenses of the Partnership for the period ending on the first anniversary of the date hereof. Concurrently with any distribution made by the Partnership, Insignia shall cause the Partnership to determine the Net Operating Cash Flow from the Properties with respect to the period covered by the distribution and shall cause the Partnership to furnish a copy of such determination to LLC, together with reasonable support therefor. Unless LLC gives a notice to Insignia within ten business days of its receipt of the determination that it disputes the determination, such determination shall be final and binding upon LLC, QAL and QALA. If LLC gives notice of dispute within such ten business day period, however, the parties shall seek to resolve the dispute during the succeeding 30 day period and, if they cannot resolve the dispute, shall submit the matter to the Partnership's outside accounting firm or another mutually acceptable accounting firm who shall be instructed to resolve the dispute within the succeeding 30 days; the resolution of such accounting firm shall be final and binding and the fees and expenses thereof shall be borne 50% by Insignia and 50% by LLC.

     C. Subject to Article SECOND hereof, LLC, QAL and QALA hereby agree that, from and after the date of receipt of any payment of the Specified Purchase Price and until the termination of this Agreement, they shall not dispose of any Units.

     SECOND: In the event that the Disposition Agreement is terminated by the Partnership prior to the sale or disposition of all of the Properties, LLC shall have the right by notice to Insignia (the "Termination Notice") given at any time during the six (6) month period following the termination of the Disposition Agreement, to require Insignia to purchase all of the Units at an aggregate purchase price equal to the "Termination Price" (as hereafter defined). "Termination Price" shall mean the sum of
(i) the amount which would be distributable by the Partnership to LLC, QAL and QALA, collectively, had the Properties owned by the Partnership on the date of the termination of the Disposition Agreement been sold for a cash purchase price equal to their "Appraised Values" (as hereafter defined) and the Partnership distributed to its limited partners all of the net proceeds of such sales (as defined in paragraph A of Article FIRST hereof), other than net proceeds attributable to Rejected Properties, together with all cash and cash equivalents held by the Partnership as of the date of the Termination Notice, plus (ii) the cost of the appraisals referred to in this paragraph and reduced by (iii) the aggregate amount of (A) any distributions to LLC, QAL and QALA with respect to the Units attributable to sales or refinancings of Properties (other than Rejected Properties) by the Partnership subsequent to the termination of the Disposition Agreement, (B) the amount derived by multiplying $60,000 by a fraction, the numerator of which shall be the number of Units owned by LLC, QAL and QALA collectively, as of the date of the Termination Notice, and the denominator of which shall be the total number of Units of the Partnership outstanding, as of the date of the Termination Notice, and (C) all amounts payable, as of the closing, by LLC, QAL and QALA to Insignia pursuant to Article THIRD hereof. The Appraised Value shall be the value of the Properties as of the date of termination of the Disposition Agreement as determined by an appraiser selected by LLC.
Insignia agrees to cause the Partnership to provide such appraiser with access to the Properties as well as to supply the appraiser with any information reasonably requested by it with respect to the Properties for the purposes of facilitating such appraisals.

     THIRD: Pursuant to the provisions of the Disposition Agreement, LLC may, from time to time, give a notice (the "Distribution Notice") to the Partnership requesting that the Partnership make a distribution to its limited partners in an amount not in excess of the cash and cash equivalents held by the Partnership as of the date of the Distribution Notice (or, in the case of a sale consummated pursuant to a Proposed Contract, in an amount not in excess of the net proceeds of such sale). If the Partnership fails to make the distribution requested in the Distribution Notice within thirty (30) days of receipt thereof, Insignia hereby agrees to pay to LLC, QAL and QALA, upon receipt of written request therefor from LLC, an amount (the "Distribution Notice Payment") equal to (a) the amount of the distribution requested in the Distribution Notice less (b) any amounts distributed by the Partnership to LLC, QAL and QALA subsequent to the date of the Distribution Notice (other than Rejected Property Distributions which have been assigned to Insignia pursuant to Article FIRST hereof). LLC, QAL and QALA hereby agree that they will repay any and all Distribution Notice Payments received by them from Insignia, without interest, out of subsequent distributions received by LLC, QAL and QALA from the Partnership other than out of Rejected Property Distributions which have been assigned to Insignia pursuant to Article FIRST hereof.

     FOURTH: The closing of any sale of Units pursuant to this Agreement shall take place at the offices of Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022, on the date specified by LLC in the Termination Notice, which date shall be no earlier than 30 days nor later than 45 days after the delivery of such notices. At the closing of the sale of Units, LLC, QAL and QALA shall deliver to Insignia an assignment of all their right, title and interest in the Units, free and clear of all liens, charges, pledges and encumbrances of any kind or nature. Payment of the Specified Purchase Price, Termination Price and all distributions or other amounts payable to LLC, QAL or QALA hereunder shall be made by certified or official bank check payable to the order of LLC, QAL or QALA, as the case may be, or by wire transfer to LLC, QAL or QALA, as the case may be, in accordance with wire instructions set forth in the Termination Notice or notice otherwise provided hereunder to the Partnership or Insignia, as the case may be. All amounts payable to Insignia hereunder shall be made by certified or official bank check payable to the order of Insignia or by wire transfer to Insignia in accordance with wire instructions or notice otherwise provided hereunder by Insignia.

     FIFTH: A. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

     B. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without reference to its principles of conflicts of law.

     C. All notices, demands or requests provided for or permitted to be given pursuant to this Agreement must be in writing. All notices, demands and requests to be sent shall be deemed to have been properly given or served by personal delivery, by depositing the same in the United States mail, postpaid and certified with return receipt requested, by depositing the same with any reputable overnight mail courier, or by transmission of same by telecopy or similar service, at the following address or telecopier number:

     If to Insignia:

               1 Insignia Financial Plaza
               Greenville, SC 29602
               Attention:  James A. Aston
                           John K. Lines
               Telephone No.:  (803) 239-1000
               Facsimile No.:  (803) 239-1096

     with a copy to:

               Proskauer Rose Goetz & Mendelsohn LLP
               1585 Broadway
               New York, NY 10036
               Attention:  Arnold S. Jacobs
               Telephone No.:  (212) 969-3000
               Facsimile No.:  (212) 969-2900


     If to LLC, QAL or QALA:

               100 Jericho Quadrangle
               Jericho, NY 11753
               Attention: Michael J. Ashner
               Telephone No.:  (516) 822-0022
               Facsimile No.:  (516) 433-2777

     with a copy to:

               Rosenman & Colin LLP
               575 Madison Avenue
               New York, NY 10022
               Attention:  Mark I. Fisher
                           Joseph L. Getraer
               Telephone No.:  (212) 940-8800
               Facsimile No.:  (212) 940-8776

Each notice, demand and request shall be effective upon personal delivery, upon confirmation of the date on which the same is deposited in the United States mail or with any reputable overnight mail courier in accordance with the foregoing requirements. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall not adversely impact the effectiveness of any such notice, demand or request. By giving to the other parties at least 30 days' written notice thereof, the parties hereto, and their respective successors and assigns, shall have the right from time to time at any time during the term of this Agreement to change their respective addresses and each shall have the right to specify as its address any other address within the United States of America; provided, however, that any such notice shall be effective only upon actual receipt.

     FIFTH: This Agreement shall terminate on the earlier to occur of (i) the removal, without its consent, of the general partner of the Partnership, (ii) the loss, without its consent, of the ability of NPI Equity Investments II, Inc. or an affiliate of Insignia to control the general partner of the Partnership and
(iii) the dissolution of the Partnership; provided, however, the obligations of LLC, QAL and QALA to pay over Rejected Property Distributions to Insignia pursuant to Article FIRST hereof and to repay Distribution Notice Payments to Insignia pursuant to Article THIRD hereof shall survive any such termination pursuant to clause (i) or (ii) hereof.

     IN WITNESS WHEREOF, each of the parties hereto have executed this Agreement as of the day and year first above written.

                                   MRI/CPF L.L.C.

                                   By:___________________________
                                        Name:   Michael L. Ashner
                                        Title:  Member


                                   QAL II

                                   By:___________________________
                                        Name:   Michael L. Ashner
                                        Title:  General Partner


                                   QALA III

                                   By:___________________________
                                        Name:   Michael L. Ashner
                                        Title:  General Partner


                                   INSIGNIA FINANCIAL GROUP, INC.

                                   By:___________________________
                                        Name:
                                        Title:



Schedule A


                                                         Property



North Park Plaza

Parker Plaza East